SEC Mail Processing

AUG 29 2018

Washington, DC

SEC

18006549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69558

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2017 AND ENDING 06/30/2018
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Phillip Capital Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Phillip Capital Inc. 141 W. Jackson Blvd., Suite 3050
(No. and Street)

Chicago IL 60604-2653
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Cameron Frazier (312) 356-9000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

141 W. Jackson Blvd. Chicago IL 60604
(Address) (City) (State) (Zip Code)

RECEIVED 2018 AUG 30 PM 5:20 SEC / TM

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Cameron Frazier, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Phillip Capital Inc.** as of **June 30, 2018,** are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Official Seal
Marguerite Mary Crane
Notary Public State of Illinois
My Commission Expires 04/10/2021

Signature

Co - CEO

Title

Marguerite Mary Crane

Notary Public

This report* contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholder's Equity.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Regulation 1.17 of the Commodity Exchange Act.
☒ (h) Computation for Determination of Reserve Requirements Under Rule 15c3-3.
☒ (i) Computation for Determination of PAB Reserve Requirements Under Rule 15c3-3.
☒ (j) Reconciliation of Statement of Financial Condition to Segregated Statement (U.S. Exchanges)
☒ (k) Segregation Requirement and Funds in Segregation
☒ (l) Segregation Requirement and Funds in Segregation – Customer's Dealer Options
☒ (m) Secured Requirement and Funds Held in Separate Accounts
☒ (n) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (o) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (p) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (q) An Oath or Affirmation.
☐ (r) A copy of the SIPC Supplemental Report. (filed under separate cover)
☐ (s) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (t) Independent Auditors' Report on Internal Control
☒ (u) A copy of the Annual Report on Compliance and Internal Control over Compliance Pursuant to SEC Rule 17a5(d)(3).

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

Phillip Capital Inc.

Table of Contents

June 30, 2018

Page(s)

RYAN & JURASKA LLP
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Phillip Capital Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Phillip Capital Inc. (the "Company") as of June 30, 2018 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act (CEAct), and the related notes and supplementary schedules (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Phillip Capital Inc. as of June 30, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Phillip Capital Inc.'s management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Phillip Capital Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission, the Commodity Futures Trading Commission ("CFTC") and the PCAOB. We have served as Phillip Capital Inc.'s auditor since 2011.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Supplementary Schedules contained in Schedules 1 through 8 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Phillip Capital Inc.'s financial statement. The supplemental information is the responsibility of Phillip Capital Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5 and Regulation 1.10 of the Commodity Exchange Act. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statement as a whole.

Ryan & Juraska LLP

Chicago, Illinois
August 24, 2018

Phillip Capital Inc.

Statement of Financial Condition

June 30, 2018

Assets		
Cash	$	3,412,646
Cash segregated under federal and other regulations		45,335,022
Deposits with clearing organizations		200,594,518
Receivables from clearing organizations		2,021,969
Receivables from brokers and dealers		14,742
Stock in clearing organization, at cost (fair value $1,162,826)		440,515
Customer debits		268,370
Exchange memberships, at cost (fair value $2,512,000)		3,685,500
Furniture and equipment, at cost (net of accumulated depreciation of $244,365)		266,005
Receivables from futures commission merchants		8,950,582
Receivables from affiliates		144,052
Other assets		1,481,561
Total assets		266,615,482
Liabilities and Stockholder's Equity		
Liabilities:		
Payable to customers		217,741,697
Payable to noncustomers		5,274
Accounts payable and accrued expenses		3,234,515
Payable to brokers and dealers		174,165
Payable to clearing organizations		3,896,879
Total liabilities		225,052,530
Stockholder's Equity		
Common stock, $.01 par value; 1,000 shares authorized, 1,000 shares issued and outstanding		10
Paid-in Capital		49,999,990
Retained deficit		(8,437,048)
Total stockholder's equity		41,562,952
	$	266,615,482

The accompanying notes are an integral part of the financial statement.

1. Organization and Business

Phillip Capital Inc. ("the Company") was incorporated in the State of Delaware in April 2010. The Company is a registered futures commission merchant ("FCM") with the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association. The Company is a clearing member of the Chicago Mercantile Exchange, the Chicago Board of Trade, the New York Mercantile Exchange, the Commodity Exchange Inc., the Options Clearing Corporation, the CBOE Futures Exchange, the Dubai Mercantile Exchange, the NASDAQ Futures Exchange, ICE Europe, and the Intercontinental Exchange. The Company is engaged in the business of executing and clearing orders for the purchase and sale of commodity futures contracts, options on commodity futures contracts, and cash commodities.

The Company is approved as a registered broker-dealer firm with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission (the "SEC"). The Company is engaged in the business of executing and clearing orders for the purchase and sale of equity securities, and equity options.

The Company is a wholly owned subsidiary of Phillip Capital (USA) Pte Ltd. (the "Parent"), a private limited company based in Singapore.

2. Summary of Significant Accounting Policies

Revenue Recognition

Futures and futures options transactions and the related commission revenue and expenses are recorded on trade date. Customer securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

In May, 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"). ASU No. 2014-09 supercedes revenue recognition guidance under current US generally accepted accounting principals ("GAAP") and establishes a principles-based approach for revenue contracts with customers. The core principal of the new guidance is a five-step model through which a company will recognize revenue when it transfers control of goods or services to customers at an amount that reflects the consideration to which it expects to be entitled for those goods and services. In August, 2015, the FASB issued ASU No. 2015-14, which deferred the original effective date of ASU 2014-09 by one year, to fiscal years beginning after December 15, 2017. The Company is currently evaluating the impact the amendment will have on the Company's financial statements.

2. Summary of Significant Accounting Policies, continued

Leases

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") 2016-02, *Leases*. This ASU will supersede the guidance in ASC Topic 840, *Leases*. Under ASU 2016-02, for lease arrangements exceeding a 12 month term, a lessee will be required to recognize in the statement of financial condition a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. ASU 2016-02 will retain a distinction between finance and operating leases; however, the principal difference from the previous guidance is that lease assets and liabilities arising from operating leases will be recognized in the statement of financial condition. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee will not significantly change from current GAAP. The accounting applied by a lessor will be largely unchanged from that applied under current GAAP. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, and will require an entity to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. Therefore, ASU 216-02 will be effective for the Company's fiscal year beginning July 1, 2019. Early adoptions is permitted. The Company is currently assessing the impact this ASU will have on the Company's statement of financial condition.

Depreciation

Depreciation of furniture and equipment is computed using straight line methods for financial reporting purposes.

Restricted Cash

In November 2016, FASB issued ASU 2016-18, Restricted Cash. This ASU will amend the guidance in Accounting Standards Codification Topic 230, Statement of Cash Flows, and is intended to reduce the diversity in the classification and presentation of changes in restricted cash on the statement of cash flows. The amendments within this ASU will require that the reconciliation of the beginning-of-period and end-of-period cash and cash equivalents amounts shown on the statement of cash flows include restricted cash and restricted cash equivalents. If restricted cash and restricted cash equivalents are presented separately from cash and cash equivalents on the statement of financial condition, and an entity will be required to reconcile the amounts presented on the statement of cash flows to the amounts on the statement of financial condition. An entity will also be required to disclose information regarding the nature of the restrictions. ASU 2016-18 is effective for fiscal years beginning after December 15, 2017, with early adoption permitted. ASU 2016-18 will change the manner in which restricted cash and restricted cash equivalents are presented in the Company's statement of financial condition.

2. Summary of Significant Accounting Policies, continued

Income Taxes
Deferred income taxes are recorded to reflect the future tax consequences of difference between the carrying value of assets and liabilities for income tax and financial reporting purposes, and for the benefits of tax credit and loss carryforwards. The amounts of any future tax benefits are reduced by a valuation allowance to the extent such benefits are not expected to be fully realized.

The Company has adopted FASB ASC topic 740, which provides guidance regarding how uncertain income tax positions should be recognized, measured, presented, and disclosed in the financial statements. FASB ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FASB ASC 740 also provides guidance on de-recognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

The Company continues to evaluate uncertain tax positions, if any, and income tax contingencies under FASB ASC topic 450 Accounting for Contingencies. FASB ASC 450 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. Management believes the impact of FASB ASC 740 on its financial position and results of operations will have no material impact on its financial statement.

On December 22, 2017, the President signed into law tax reform legislation effective for tax years ending after December 31, 2017 ("the Act"). The Act replaces the prior corporate tax rate structure with a flat 21% rate, effective in 2018. There were many other future impacts of the tax reform such as the repeal of the corporate alternative minimum tax rate, tax loss carryback and carryforward limitations, etc. However, the only impact reflected in these financial statements is the revaluation of the deferred tax asset and related allowance based on the reduced federal corporate tax rate.

Exchange Memberships
Exchange memberships are held for operating purposes and are carried at cost.

Securities and Derivatives Valuation
Securities and Derivatives are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosure* (see note 9).

Translation of Foreign Currencies
Assets and liabilities denominated in foreign currencies are translated throughout the year and at year-end rates of exchange, while the statement of income (loss) accounts are translated monthly throughout the year at average rates of exchange. Gains or losses resulting from foreign currency transactions are included in other income on the statement of income (loss).

2. Summary of Significant Accounting Policies, continued

Marketable Securities
Marketable securities, consisting primarily of U.S. government securities, are held as collateral for receivables from customers and as margin. The Company may deposit the securities as margin with exchange clearing organizations. Customer-owned securities and options are not reflected in the statement of financial condition.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

3. Segregated and Secured Assets

At June 30, 2018, assets segregated or held in separate accounts under Federal regulations included in the statement of financial condition are as follows:

Segregated for customers trading on U.S. futures exchanges:		
Cash	$	32,228,495
Deposits with clearing organizations		180,585,793
Receivables from futures commission merchants		2,028,394
Receivables from clearing organizations		1,036,692
	$	215,879,374
Held in separate accounts for foreign futures and options customers:		
Cash	$	6,295,027
Receivables from futures commission merchants		2,904,629
Receivables from members of foreign boards of trade		4,017,558
	$	13,217,214

Customers' funds, regulated under the Commodity Exchange Act, as amended (the "CEAct"), are required to be segregated from the funds of the Company and its employees. Customers' segregated funds and equities in customers' regulated trading accounts, as shown in the statement of financial condition, do not reflect the market value of options positions owned by customers, U.S. government securities owned by customers, and warehouse receipts owned by customers.

At June 30, 2018, the market value of customers' net options positions owned and U.S. government securities owned approximated $2,430,000 and $87,000,000, respectively.

3. Segregated and Secured Assets, continued

Cash of $6,811,500 has been segregated in special reserve accounts for the exclusive benefit of customers pursuant to federal regulations under Rule 15c3-3 of the Securities Exchange Act of 1934 or agreements for proprietary accounts of broker-dealers.

4. Deposits with Clearing Organizations

At June 30, 2018, deposits with clearing organizations consisted of cash margins totaling $91,893,444, money market mutual funds totaling $30,217,380, and U.S. government securities totaling $78,483,694.

5. Concentration of Credit Risk

Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company attempts to minimize its exposure to credit risk by monitoring brokers with whom it conducts business. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

At June 30, 2018, a significant credit concentration consisted of cash deposited at two banks. The balances exceed federally insured limits by approximately 93% of the net equity of the Company. The Company has not experienced any losses in such accounts. Management does not consider any credit risk associated with this net receivable to be significant.

6. Related Party

The Company pays certain expenses on behalf of its affiliates and has certain expenses paid by affiliates on its behalf. Such payments are reimbursed by the Company or by the affiliate, as applicable. At June 30, 2018, the amount due from affiliates is $144,052, and is included on the statement of financial condition.

7. Commitments

The Company conducts its operations in leased office facilities and annual rentals are charged to current operations. The leases are subject to escalation clauses based on the operating expenses of the lessors.

The approximate minimum annual rental commitments under non-cancelable operating leases as of June 30, 2018, are approximately as follows:

Year Ending June 30,		Amount
2019		232,975
2020		315,070
2021		321,355
2022		327,777
2023		334,337
Thereafter		168,820
Total	$	1,700,334

8. Employee Benefit Plan

The Company has established a salary reduction 401(k) plan for qualified employees. The Company may elect to match a percentage of employees' contributions up to a defined maximum, and make further discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement.

9. Fair Value Measurements and Disclosure

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.
statement of income (loss).

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- Level 2 Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- Level 3 Unobservable inputs for the asset or liability

The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, the type of investment, the liquidity of the markets, and other characteristics particular to the investment. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy wherein the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement.

At June 30, 2018, the Company's Level 1 investments consisted of money market mutual funds and U.S. government securities with fair values of $30,217,380, and $78,483,694, respectively. The Company held no Level 2 or Level 3 assets or liabilities at June 30, 2018.

10. Financial Instruments

ASC 815, Derivatives and Hedging, requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit risk related contingent features in derivative agreements. The disclosure requirements of ASC 815 distinguish between derivatives, which are accounted for as "hedges" and those that do not qualify for such accounting.

Futures contracts provide for the delayed delivery/receipt of securities or money market instruments with the seller/buyer agreeing to make/take delivery at a specified date, at a specified price. Fair value of futures contracts is included in receivable from broker dealers. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk.

Options contracts grant the purchaser, for the payment of a premium, the right to either purchase from or sell to the writer a specified financial instrument under agreed terms. As a writer of options contracts, the Company receives a premium in exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.

11. Minimum Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform net Capital Rule (Rule 15c3-1) and is a futures commission merchant subject to the Commodity Futures Trading Commission Minimum Capital Requirement (Regulation 1.17). In addition, the Company is subject to minimum capital requirements of the CME Group, Inc. Under the most restrictive of these rules, the Company is required to maintain "net capital" equivalent to the greatest of $5,000,000, 2% of "aggregate debit items," or the sum of 8% of the customer risk maintenance margin requirement plus 8% of the noncustomer risk maintenance margin requirement, as these terms are defined.

At June 30, 2018, under the most restrictive of these rules, the Company had net capital and net capital requirements of $30,788,643 and $13,711,642, respectively. The net capital rule may effectively restrict shareholder withdrawals.

12. Guarantees

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460, G*uarantees*, defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company clears and executes futures contracts, options on futures contracts, and equity products for the accounts of its customers. As such, the Company deposits performance bond collateral with the applicable clearing organizations to fulfill the obligations of its customers' performance under these contracts. To reduce its operational risk, the Company requires its customers to meet, at a minimum, the margin requirements established by each exchange on which the contract is traded. This margin is a good faith deposit from the customer. To minimize its market and credit risks, The Company adjusts the amount of margin required commensurate with the level of risk associated with the customers' underlying positions. If necessary, the Company may liquidate certain positions in order to satisfy minimum margin requirements. Management believes that the margin deposits held at June 30, 2018, are adequate to mitigate the risk of material loss.

Derivative contracts
Certain derivatives contracts that the Company has entered into meet the accounting definition of a guarantee under ASC 460. Derivatives that meet the ASC 460 definition of guarantees include futures contracts and written options. The maximum potential payout for these derivatives contracts cannot be estimated as increases in interest rates, foreign exchange rates, securities prices, commodities prices and indices in the future could possibly be unlimited.

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivatives contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure.

Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company believes that market risk is substantially diminished when all financial instruments are aggregated.

12. Guarantees, continued

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Exchange Member Guarantees

The Company is a member of various exchanges that trade and clear futures contracts. Associated with its memberships, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligation to the exchange. Although the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

13. Other matters

The Company was the subject of a phishing scam. Funds were requested under fraudulent pretenses. The Company has notified regulatory authorities and has filed reports with law enforcement agencies in multiple jurisdictions and continues to cooperate with regulatory and law enforcement officials. The ultimate outcome of any investigation in this matter cannot be determined at this time. The loss is reported in non-recurring expenses on the statement of income (loss).

The Company is involved in an arbitration matter arising in connection with the conduct of the Company's business. The Company continues to respond to the action denying the action's claims and asserting certain affirmative defenses. Management continues to rigorously defend the Company against this action. The ultimate outcome of this action cannot be determined at this time.

14. Subsequent events

On July 11, 2018, the Company amended and extended the office space lease. The term of the amended lease is from January 1, 2019, until December 31, 2023.

Management has evaluated events and transactions through August 24, 2018, the date the financial statements were issued, noting no material events requiring disclosure in the Company's financial statements or in related notes to the financial statements.

SUPPLEMENTARY SCHEDULES

Phillip Capital Inc.

Schedule 1

Statement of the Computation of Net Capital and Minimum Capital Requirements
June 30, 2018

Total stockholder's equity	$	41,562,952
Adjustments to ownership equity		0
Total capital		41,562,952
Deductions and/or charges		
Nonallowable assets:		
Customer debits		268,370
Exchange memberships, at cost		3,685,500
Receivables from affiliates		144,052
Furniture and equipment, at cost		266,005
Stock in clearing organization, at cost		440,515
Other		1,338,333
Aged fail to deliver		7,165
Commodity futures contracts and spot commodities - proprietary capital charges		2,903,859
Other deductions and/or charges		143
Total deductions		9,053,942
Net capital before haircuts on securities positions		32,509,010
Haircuts on securities:		
U.S. and Canadian government obligations		1,112,369
Stocks and warrants		250
Other securities		607,748
		1,720,367
Net capital		30,788,643
Computation of alternate net capital requirement:		
Greater of 2% of aggregate debits or minimum requirements under the Commodity Exchange Act, as defined		13,711,642
Minimum dollar amount requirement		13,711,642
Net capital requirement		13,711,642
Excess net capital		17,077,001
Net capital in excess of 120% of minimum net capital requirement	$	14,334,673

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS filing as of June 30, 2018.

Phillip Capital Inc.

Schedule 2

Computation for Determination of Reserve Requirements for Broker-Dealers Under Rule 15c3-3
June 30, 2018

Credit balances:		
Free credit balances and other credit balances in customers' securities accounts	$	4,136,168
Customers' securities failed to receive		3,019,656
Total credits		7,155,824
Debit balances:		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E,		
Exhibit A, Rule 15c3-3		0
Aggregate debit items		0
Less 3%		0
Total 15c3-3 debits		0
Excess of total credits over total 15c3-3 debits	$	7,155,824
Amount held on deposit in "Reserve Bank Account(s)," including value of qualified securities at end of reporting period on June 30, 2018	$	6,700,000
Amount of deposit (or withdrawal) in "Reserve Bank Account(s)", including value of qualified securities		950,000
New amount in "Reserve Bank Account(s)"	$	7,650,000

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS filing as of June 30, 2018.

Phillip Capital Inc.

Schedule 3

Computation for Determination of PAB Reserve Requirements for Broker-Dealers Under Rule 15c3-3

June 30, 2018

Credit balances:		
Free credit balances and other credit balances in proprietary accounts of introducing brokers (PAB)	$	110,174
Total PAB credits		110,174
Debit balances:		
Debit balances in PAB excluding unsecured accounts and accounts doubtful of collection		0
Total PAB debits		0
Excess of total PAB credits over total PAB debits	$	110,174
Amount held on deposit in "PAB Reserve Bank Account(s)," including value of qualified securities at end of reporting period on June 30, 2018	$	111,500
Amount of deposit (or withdrawal) in "PAB Reserve Bank Account(s)", including value of qualified securities		0
New amount in "PAB Reserve Bank Account(s)"	$	111,500

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS filing as of June 30, 2018.

Phillip Capital Inc.

Schedule 4

Reconciliation of Statement of Financial Condition to Segregation Statement (U.S. Exchanges)

June 30, 2018

Customers' Segregated Funds per Statement of Financial Condition (Note 3)	$	215,879,374
Add:		
Value of customers' open long futures options contracts		65,252,651
Value of customers' owned U.S. government securities		87,000,000
Deduct:		
Value of customers' open short futures options contracts		(62,819,117)
Total Amount in Segregation	$	305,312,908

Phillip Capital Inc.

Schedule 5

Segregation Requirement and Funds in Segregation

June 30, 2018

Segregation requirement:		
Net ledger balance:		
Cash	$	189,061,071
Securities		87,000,000
Net unrealized loss in open futures contracts traded on a contract market		16,712,574
Exchange traded options:		
Market value of open options contracts purchased on a contract market		65,252,651
Market value of open options contracts sold on a contract market		(62,819,117)
Net equity		295,207,179
Accounts liquidating to a deficit and accounts with debit balances - gross amount		2,016
Amount required to be segregated		295,209,195
Funds on deposit in segregation:		
Deposited in segregated funds bank accounts:		
Cash		32,228,495
Securities		0
Margins on deposit with clearing organizations of contract markets:		
Cash		80,709,547
Securities representing investments of customers' funds, at market		99,876,246
Securities held for particular customers in lieu of cash margins, at market		87,000,000
Net settlement from clearing organization of contract markets		1,036,692
Exchange traded options:		
Value of open long option contracts		65,252,651
Value of open short option contracts		(62,819,117)
Net equities with other futures commission merchants:		
Net liquidating equity		2,028,394
Securities held for particular customers in lieu of cash margins, at market		0
Customers' segregated funds on hand		0
Total amount in segregation		305,312,908
Excess funds in segregation	$	10,103,713
Management target amount for excess funds in segregation		7,500,000
Excess funds in segregation over management target amount for excess	$	2,603,713

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS filing as of June 30, 2018.

Phillip Capital Inc.

Schedule 6

Segregation Requirement and Funds in Segregation - Customer's Dealer Options and Cleared Swaps Customer Accounts

June 30, 2018

The Company does not carry customers' dealer option accounts as defined by Commodity Exchange Act Regulation 32.6. Therefore, the Company is exempt from the provisions of Regulation 32.6.

The Company does not carry customers' dealer option accounts as defined by Commodity Exchange Act Regulation 4d(f). Therefore, the Company is exempt from the provisions of Regulation 4d(f).

Phillip Capital Inc.

Schedule 7

Secured Requirement and Funds Held in Separate Accounts

June 30, 2018

Amount required to be set aside in separate Section 30.7 accounts			$	7,783,523
Funds on deposit in separate Section 30.7 accounts:				
Cash in banks				
Banks located in the United States	$	986,331		
Banks located in the Foreign Countries		5,308,696		6,295,027
Equities with registered futures commission merchants				
Cash	$	2,905,841		
Unrealized gain (loss) on open futures contracts		(1,212)		
Value of short option contracts		0		2,904,629
Amounts held by members of foreign boards of trade				
Cash	$	4,179,131		
Unrealized gain (loss) on open futures contracts		(161,573)		4,017,558
Total amount in separate Section 30.7 accounts				13,217,214
Excess funds in separate Section 30.7 accounts			$	5,433,691
Management target amount for excess funds in separate section 30.7 accounts				2,000,000
Excess funds in separate 30.7 accounts over management target amount for excess			$	3,433,691

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS filing as of June 30, 2018.

Phillip Capital Inc.

Schedule 8

Information Relating to Possession or Control Requirements Under Rule 15c3-3

June 30, 2018

---

1 Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).	$	0
A. Number of items		0
2 Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations: as permitted under Rule 15c3-3.	$	0
A. Number of items		0

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS filing as of June 30, 2018.

RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Phillip Capital Inc.

We have examined Phillip Capital Inc.'s statements, included in the accompanying Phillip Capital Inc.'s Annual Report of Compliance and Internal Control over Compliance Pursuant to SEC Rule 17a-5(d)(3), that (1) Phillip Capital Inc.'s internal control over compliance was effective during the most recent fiscal year ended June 30, 2018; (2) Phillip Capital Inc.'s internal control over compliance was effective as of June 30, 2018; (3) Phillip Capital Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of June 30, 2018; and (4) the information used to state that Phillip Capital Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from Phillip Capital Inc.'s books and records. Phillip Capital Inc.'s management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing Phillip Capital Inc. with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or Rule 2340, Customer Account Statements, of FINRA that requires account statements to be sent to the customers of Phillip Capital Inc. will be prevented or detected on a timely basis. Our responsibility is to express an opinion on Phillip Capital Inc.'s statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether Phillip Capital Inc.'s internal control over compliance was effective as of and during the most recent fiscal year ended June 30, 2018; Phillip Capital Inc. complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of June 30, 2018; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of June 30, 2018 was derived from Phillip Capital Inc.'s books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating Phillip Capital Inc.'s compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from Phillip Capital Inc.'s books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, Phillip Capital Inc.'s statements referred to above are fairly stated, in all material respects.

Ryan & Juraska LLP

Chicago, Illinois
August 24, 2018

PhillipCapital

Phillip Capital Inc.

Annual Report of Compliance and Internal Control over Compliance

Pursuant to SEC Rule 17a-5(d)(3)

August 24, 2018

Phillip Capital Inc.'s Compliance Report

Phillip Capital Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company's Internal Control over Compliance was effective during the fiscal year July 1, 2017, through June 30, 2018;

(2) The Company's Internal Control over Compliance was effective as of the end of the most recent fiscal year ended June 30, 2018;

(3) The Company was in compliance with 17 C.F.R. 240.15c3-1 and 17 C.F.R. 240.15c3-3(e) as of the end of the most recent fiscal year ended June 30, 2018; and

(4) The information the Company used to state that the company was in compliance with 17 C.F.R. 240.15c3-1 and 17 C.F.R. 240. 15c3-3(e) was derived from the books and records of the Company.

We, the undersigned, affirm that, to our best knowledge and belief, this Compliance Report is true and correct.

Cameron Frazier, Co-CEO

Lynette Lim, Co-CEO

Phillip Capital Inc.
FINANCIAL STATEMENT
AND SUPPLEMENTARY SCHEDULES
June 30, 2018
PUBLIC

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act.